PART I

ITEM 1.  BUSINESS.

             A.  The Company.

             Lone Star Industries, Inc. ("Lone Star" or the "Company") its subsidiaries and affiliates are producers of cement and clinker and a source of ready-mixed concrete, sand and gravel, crushed stone and other construction materials. The cement and concrete operations include the manufacture and distribution of portland, masonry, oil-well and PyramentR cement, and the production and distribution of ready-mixed concrete. The construction aggregate operations include the mining, processing and distribution of sand, gravel and crushed stone.

             Lone Star was incorporated in Maine in 1919 as International Cement Corporation and in 1936 changed its name to Lone Star Cement Corporation. In 1969 its state of incorporation was changed to Delaware and in 1971 its name was changed to Lone Star Industries, Inc. Lone Star's executive offices are located at 300 First Stamford Place, P. O. Box 120014, Stamford, Connecticut 06912-0014 and its telephone number is (203) 969-8600.

             Pyrament is a registered trademark of Lone Star
Industries, Inc.

             B.  Bankruptcy Reorganization Proceedings.

             The Company in late 1989 instituted a Restructuring Program, taking an after-tax charge of $257,600,000 related principally to the Program. See Item 1C, Business - Restructuring Program, and Note 4 of the Notes to Financial Statements of the Company contained in this Form 10-K. Business conditions in the Company's markets continued to deteriorate during 1990 and the Company's sources of financing were restricted. Lone Star's $250,000,000 Revolving Credit Agreement was reduced to $84,000,000 in October 1990 and was terminated on November 23, 1990. Lone Star was not able to negotiate a replacement credit agreement with financial institutions on favorable terms. In November 1990 the banks which had been purchasing the Company's accounts receivable refused to extend an agreement which provided for the purchasing of up to $45,000,000 of accounts receivable nor would they enter into a new agreement. In addition, $150,000,000 of 8 3/4% Notes of Lone Star due in March 1992 would be considered short term in March 1991 thus creating a probable default under certain covenants of Lone Star's loan agreements unless the Notes were extended or refinanced or the Company obtained funds from other sources. Lone Star and two subsidiaries were defendants in seven lawsuits and one administrative proceeding against them due to alleged defects in concrete railroad crossties which involved claims for damages exceeding $200,000,000. These lawsuits and the administrative proceeding were settled in 1992 and for the terms of the settlement agreements see Note 33 of the Notes to Financial Statements contained in this Form 10-K.

             In order to preserve the Company's assets and enable it to seek a long-term solution to its financial, litigation and business problems, on December 10, 1990 Lone Star and the following ten subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Code") with the United States Bankruptcy Court for the Southern District of New York (the "Court"):

New York Trap Rock Corporation      I. C. Materials, Inc.
San-Vel Concrete Corporation              Lone Star Prestress Concrete,
Inc.
NYTR Transportation Corp.           Lone Star Properties, Inc.
Lone Star Cement Inc.                     Southern Aggregates, Inc.
Construction Materials Co., Inc.          Lone Star Transportation Corp.

             On December 21, 1990 two additional wholly-owned subsidiaries filed for reorganization under Chapter 11 of the Code with the Court:

                  Lone Star Building Centers, Inc.
                  Lone Star Building Centers (Eastern) Inc.


             Lone Star and its twelve subsidiaries which have filed for reorganization are hereinafter sometimes referred to as the "Filed Companies". The Filed Companies operated as a Debtor-in-Possession and the Court entered an Order authorizing joint administration of the Filed Companies' cases for procedural purposes ("Reorganization Proceedings"). An Official Unsecured Creditors Committee, an Official Committee of Retired Employees and an Official Committee of Equity Security Holders were appointed by the United States Trustee for the Southern District of New York.

             The Company has other subsidiaries incorporated in the United States which have not filed for reorganization. None of the Company's domestic joint ventures has filed for reorganization. No foreign subsidiary or joint venture of the Company has filed for reorganization or a similar arrangement under the laws of their respective jurisdictions.

             Claims of all claimants in the Reorganization Proceedings were required to be filed with the Bankruptcy Court by October 15, 1991. The Filed Companies reviewed the claims, negotiated the current amount of claims and filing objections with the Bankruptcy Court where appropriate. At January 6, 1994 there were 5,234 filed and scheduled claims totaling approximately $1,738,247,000 in liquidated face amount, 20 intercompany claims in a face amount of $869,567,000 and 2,594 claims which are unliquidated. See also Note 17 of the Notes to Financial Statements contained in this Form 10-K.

             The Board of Directors of the Company on October 28, 1992 approved for submission to the Official Committees a proposed Business Plan and Plan of Reorganization Proposal. On March 11, 1993 the Board approved a revised Business Plan and Plan of Reorganization Proposal (the "Revised Plan") and a related Consolidated Plan of Reorganization and Disclosure Statement and authorized the filing of the Revised Plan and related documents with the Bankruptcy Court on or after April 12, 1993.

             In the Revised Plan certain core assets were identified which would constitute the reorganized Lone Star and which would generally consist of existing domestic cement, aggregates and ready mixed concrete businesses. Other assets of the Company would be transferred to a liquidating entity for disposition for the benefit of creditors.

             This Revised Plan was subsequently modified and amended at various times in 1993 until a related Modified Amended
Disclosure Statement regarding Debtors Modified Amended
Consolidated Plan of Reorganization was filed with the Bankruptcy Court on October 27, 1993 ("Debtors Plan of Reorganization"). On October 29, 1993 the Bankruptcy Court approved the adequacy of the Disclosure Statement relating to Debtors' Plan of Reorganization subject to the making of certain changes by the Company which were subsequently made. The Debtors agreed to delay the mailing of the Disclosure Statement and Debtors Plan of Reorganization to give other parties an opportunity to develop a competing plan. The mailing of the Disclosure Statement and the Debtors Plan of Reorganization with ballots for voting commenced on December 8, 1993.

             The Debtors Plan of Reorganization received the favorable vote of all parties in interest in the bankruptcy proceedings. The count indicated that holders of approximately $2 million of secured claims (98% of total dollars voting); 465 holders of $443 million of unsecured claims (95% of total dollars voting); approximately 379 thousand shares of Preferred Stock (99% of shares voting); and approximately 6 million shares of Common Stock (79% of shares voting) voted for the Debtors Plan of Reorganization.

             The period during which, pursuant to the order of the Bankruptcy Court, the Debtors had the exclusive right to file a plan of reorganization expired on August 6, 1993. At a hearing on December 7, 1993 the Bankruptcy Court authorized the Official Committee of Equity Securities Holders to file an alternative disclosure statement and plan of reorganization ("Alternative Plan of Reorganization"). The Bankruptcy Court subsequently approved the adequacy of the Disclosure Statement relating to the Alternative Plan of Reorganization and accordingly it was mailed with ballots for voting.

             The Alternative Plan of Reorganization received the following vote: 901 holders of $242.9 million in unsecured claims, or 56.2%, voted to reject and 449 unsecured creditors holding $189.2 million, or 43.8% of those voting, voted to accept; holders of 326,004 preferred shares or 98.7% of those shares voted to reject and preferred shareholders holding 4,325 shares voted to accept the Alternative Plan of Reorganization. Common shareholders holding 2,960,896, or 88.7% of common shares, voted to accept the Alternative Plan of Reorganization.

             On February 17, 1994 the Bankruptcy Court confirmed the Debtors Plan of Reorganization ("Confirmation"). At that hearing the Official Committee of Equity Security Holders and other parties withdrew their objections to confirmation of the Debtors Plan of Reorganization. The Alternative Plan was also withdrawn as a result of agreed upon modifications to Debtors Plan of Reorganization. As part of the Confirmation Order, the board of directors of Lone Star was constituted as follows: Messrs. James E. Bacon, Theodore F. Brophy, Allen E. Puckett, Robert G. Schwartz, William M. Troutman, David W. Wallace and Jack R. Wentworth.

             In general, the Debtors Plan of Reorganization as approved by the Bankruptcy Court provides that as of the Effective Date allowed unsecured claims (currently estimated to amount to about $570 million) will receive their pro rata share of (i) the approximately $182.7 million in cash expected to be available on the Effective Date of Debtors Plan of Reorganization ("Effective Date"), (ii) $78 million of 10% senior notes due January 31, 2004 ("Senior Notes") of reorganized Lone Star, (iii) $138 million of 10% secured Asset Proceeds Notes due July 31, 1997 ("Asset Proceeds Notes") of Rosebud Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Lone Star (to be paid out of the proceeds from the sale of non core assets transferred to Rosebud Holdings, Inc. and its subsidiaries (jointly "Rosebud"), and a portion of which debt will be guaranteed by Lone Star as subsequently discussed in this Item 1.B, (iv) approximately 85% of the common equity of reorganized Lone Star.

             Holders of Lone Star preferred stock will receive their pro rata share of 10.5% of the common equity of reorganized Lone Star and 1.25 million warrants to purchase common stock in the reorganized Lone Star. The holders of common stock of Lone Star will receive the balance of the reorganized Company's common equity and 2.8 million warrants to purchase common stock in the reorganized Lone Star. The warrants to be issued to the preferred and common shareholders will be exercisable through December 31, 2000 and will provide for the purchase of shares of the common stock of reorganized Lone Star at a price of $18.75 a share.

             The Effective Date is expected to be March 29, 1994 and distribution to creditors and stockholders will commence on that date.

             The Senior Notes may be guaranteed by certain of Lone Star's subsidiaries. The Senior Notes are to be issued under an indenture with Chemical Bank, as trustee. The Senior Notes shall have three $10,000,000 sinking fund payments to be made in 2001, 2002 and 2003 and, in certain cases, mandatory redemptions upon the sale of assets by Lone Star.

             The Asset Proceeds Notes are to be redeemed upon the disposition or collection of certain assets considered by Lone Star not to be part of its core business and to be transferred to Rosebud for sale or collection. The Asset Proceeds Notes are to be issued under an indenture with Chemical Bank, as trustee. Lone Star will guarantee up to $20,000,000 of Asset Proceeds Notes plus interest thereon if asset sales do not exceed a certain amount.
The Asset Proceeds Notes will also be secured by liens and security interests on all of the assets of Rosebud pursuant to a Collateral Agency Agreement and a pledge by Lone Star of the stock of Rosebud itself pursuant to a Pledge Agreement. To the extent the amounts received upon disposition or collection and the Lone Star guarantee do not pay the principal and interest the Asset Proceeds Notes will not be paid.

             The non-core assets to be transferred to Rosebud are (a)
(i) the 50% partnership interest in RMC LONESTAR, (ii) a Lease and Sublease dated December 31, 1987 between RMC LONESTAR and Lone Star relating to the Santa Cruz, California cement plant and (iii) Promissory Notes in the principal amount of $16,833,329 executed by RMC LONESTAR in favor of Lone Star California, Inc. (which company is being transferred to Rosebud); (b) the 50% partnership interest in Lone Star-Falcon; (c) the 50% partnership interest in Hawaiian Cement; (d) cement plants located in Nazareth, Pennsylvania and Santa Cruz, California; (e) the right to receive any recovery in certain litigations, the most important of which are (i) Lone Star Industries, Inc. v. Compania Naviera Perez Companc,
S.A.C.F.I.M.F.A. et al.; (ii) Lone Star Industries, Inc. et al. v. Lafarge Corp. et al. and Lafarge Corp. et al. v. Lone Star Industries, Inc., et al.; and (iii) Lone Star Industries, Inc. v. Liberty Mutual Insurance Company et al.; (f) a Promissory Note in the unpaid principal amount of $6,210,162 executed by Arthur A. Riedel in favor of Lone Star plus unpaid interest since 1991 and related agreements; and (g) certain surplus property. The Company will provide management and various other services (including personnel for the Nazareth cement plant operations) to Rosebud pursuant to a Management Services and Asset Disposition Agreement. Rosebud will pay to Lone Star quarterly a fee of .25% of the value of its unsold assets (1.25% in the case of the Nazareth cement plant) and will reimburse Lone Star for all Lone Star's payments on behalf of Rosebud. For the various litigations, Rosebud will pay Lone Star $10,000 per quarter for each litigation. No fees or other payments will be made to any officer or employee of Lone Star for services to Rosebud except as may be made pursuant to a Lone
Star Industries, Inc. Rosebud Incentive Plan.

             4,003,333 warrants shall be issued pursuant to a warrant agreement between Lone Star and Chemical Bank, as warrant agent.
The exercise price is $18.75 per warrant and the warrants are exercisable until December 31, 2000. The number of shares of common stock of Lone Star purchasable upon exercise of the warrants and the price thereof are subject to adjustments in certain circumstances.

             12,000,000 shares of common stock, par value $1 per share, shall be issued and all shares of the previously outstanding common stock, $4.50 cumulative convertible preferred stock, $13.50 cumulative convertible preferred stock and preferred stock purchase rights will be cancelled on the Effective Date.

             See Item 3, Legal Proceedings - Bankruptcy; Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; and Notes to Financial Statements of the Company, particularly Note 1, contained in this Form 10-K for additional information concerning the Reorganization Proceedings. In addition, the opinion of the Company's certified public accountants accompanying the Financial Statements of the Company for fiscal year 1993 included in this Form 10-K is subject to numerous substantive explanatory comments regarding uncertainties and should, along with the Notes to Financial Statements, be carefully reviewed in connection with the Financial Statements and in assessing the condition (financial and otherwise) of the Company.

             C.  Restructuring Program.

             In November, 1989 the Board of Directors of Lone Star approved a program for the restructuring of the Company and its subsidiaries ("Restructuring Program") which included the sale of certain facilities and marginal businesses, including several in the United States Southwest, interests in certain joint ventures, an investment in preferred stock, surplus real estate and certain other assets, and the repatriation of earnings and capital from South American operations.

             The assets to be disposed of under the Restructuring Program as of December 31, 1993, including related current and other assets, have been classified as assets held for sale at their 1989 estimated net realizable value (as adjusted in 1990) in the balance sheet in the Company's 1993 Financial Statements contained in this Form 10-K. These assets include the cement plants located at New Orleans, Louisiana; Pryor, Oklahoma; and Maryneal, Texas; the Company's interest in Lone Star-Falcon, an owner of a leased cement terminal in southern Texas; and surplus real estate.

             Prior to the confirmation, Lone Star took the following actions involving assets included in the Restructuring Program in accordance with the procedures established by or the explicit approval of the Bankruptcy Court.

             1994

             In March, the Company sold for $2,450,000 23 acres of the site of its razed Houston, Texas cement plant.

             1993

             In May Lone Star sold a portion of its cement plant site in Bonner Springs, Kansas for $6,250,000.

             The Company also sold several parcels of surplus real estate for $2,956,000 during the year.

             1992

             In July, San-Vel Concrete Corporation sold its ready-mixed and aggregates operations located in Littleton, Massachusetts for approximately $5,400,000. The inactive prestress plant and certain real estate were retained. $4,200,000 of the purchase price was placed into escrow due to liens upon the property held by one of the plaintiffs in the crosstie litigation and disbursed directly to that plaintiff as part of a settlement. See Note 33 of the Notes to Financial Statements contained in this Form 10-K for the disposition of the escrowed funds.

             The equipment and inventory of the Lone Star
Construction Products Division, a concrete block and brick manufacturer in Nashville, Tennessee, were sold for $503,000.

             1991

             A mortgage held by Lone Star on a closed Polymer-
GraniteTM facility owned by a Canadian subsidiary, PBI/Plastibeton Inc., and the subsidiary itself were sold in November for $2,600,000.

             The $20,000,000 principal amount 8 1/2% Note maturing May 1995 which the Company received, together with $19,500,000 cash, for sale of its 50% interest in Pacific Coast Cement
Corporation in 1990, was sold for $17,625,000 in October.

             In June Lone Star sold 18 marine vessels to Lone Star Northwest, a former affiliate, for $3,888,000.

             The machinery and equipment of the San-Vel Concrete
Corporation prestressed operations were sold in December for $460,000.

             The Company sold its remaining airplane for $2,943,875 and also disposed of several pieces of surplus real estate for approximately $1,900,000.

             1990 and 1989

             The following actions had been taken as part of the Restructuring Program prior to the December 10, 1990 filing for protection under Chapter 11 of the Code.

             In December 1989 and in January, 1990, Lone Star received through capital distributions approximately $22,800,000, and $43,000,000, respectively, net of foreign taxes, from its South American operations.

             The partnership interests in Southern Red-E-Mix Co. and Rivers Bend Red-E-Mix Co., two ready-mixed concrete operations in the Kansas City metropolitan area, were sold in February 1990 for $2,000,000.

             Lone Star sold in March 1990 a 47.5% interest in Lone Star Northwest, a partnership manufacturing and selling ready-mixed concrete, construction aggregates and building materials and operating cement terminals in the Pacific Northwest, for $24,103,000. Lone Star was also repaid at that time $32,447,000 owed to it by the partnership. Lone Star has retained a 2.5% interest in the partnership which is in the process of changing its form of legal organization to a corporation.

             A subsidiary of Lone Star (not in bankruptcy) sold in 1990 a 49% interest in Mountain Cement Company, a manufacturer and distributor of cement in the Rocky Mountain region, and in a related transaction Lone Star sold its Salt Lake City, Utah cement plant and other assets for a total of $16,528,000. The subsidiary retained a 1% interest in Mountain Cement Company which it sold to the purchaser of the 49% interest in August 1991 for $305,380.

             188,000 shares of preferred stock of Tarmac America, Inc. having a mandatory redemption value of $1,000 per share on December 31, 1998 and an annual dividend of $67.50 per share, received by Lone Star in connection with the 1988 sale of its remaining interest in a joint venture were sold to Tarmac America, Inc. for a total of $147,000,000; $5,000,000 of which was received in June and the remainder at the closing in September 1990.

             During 1990 the Company sold an airplane and a helicopter for $3,850,000 and also disposed of several pieces of surplus real estate for approximately $3,300,000.

             On November 2, 1990 the 50% partnership interest held by a subsidiary of Lone Star (not in bankruptcy) was retired by Stresscon, a prestressed and precast concrete products manufacturer in Southern Florida. A note in the amount of $12,000,000 payable to the subsidiary was satisfied through a $6,000,000 payment by Stresscon and a $6,000,000 offset by the subsidiary.

             In addition to the after-tax charge of $257,600,000 for the Restructuring Program taken in 1989, the Company also took additional after-tax charges in the fourth quarter of 1990 of $42,148,000 in connection with the Restructuring Program and other unusual items.

             See Item 7, Management's Discussion and Analysis of
Financial Condition and Results of Operations, and also Note 4 of
Notes to Financial Statements contained in this Form 10-K for further information on the Restructuring Program.

             D.  Other Developments since December 31, 1990

             While not part of the Restructuring Program the Company has disposed of other assets since it filed for protection under Chapter 11 of the Code.

             1993

             The Company's wholly-owned subsidiary, Southern
Aggregates, Inc., sold substantially all of its equipment and inventory in March for $721,000.

             In September the Company sold its 49.6% interest in a Brazilian joint venture, Companhia Nacional de Cimento Portland, for $69,629,000 in cash.

             Also in September, the Company sold a cement terminal located in College Point, New York, for $812,000 to the party leasing it.

             1992

             The Company's 50% percent interest in the LSM Concrete Tie Company joint venture, a producer and seller of concrete railroad crossties in Denver, Colorado, was sold in December for a net $1,740,103. The purchaser also leased the plant and office building in Denver from the Company.

             In June the Company sold for $38,000,000 all of the capital stock of its wholly-owned subsidiary, Compania Argentina de Cemento Portland, S.A. which owned one half of the capital stock of a company operating a cement plant in Argentina and substantially all the stock of a company which operates a crushed stone plant in Uruguay. See also Item 3, Legal Proceedings, of this Form 10-K.

             1991

             The Company sold for $4,135,000 all of the capital stock of Compania Uruguaya Cemento Portland, S.A., a company operating a cement plant in Uruguay in December.

             E.  Cement, Concrete and Concrete Products.

             The Company and its affiliates have twelve domestic portland cement plants, located in California (leased to RMC LONESTAR, a joint venture), Hawaii (owned by Hawaiian Cement, a joint venture), Illinois, Indiana, Kentucky (owned by Kosmos Cement Company, a joint venture), Louisiana (presently not operating), Missouri, Ohio (owned by Kosmos Cement Company and presently not operating), Oklahoma, Pennsylvania (two locations, one of which is owned by Kosmos Cement Company) and Texas, with a total 1993 rated annual cement capacity of approximately 8.9 million tons. In addition, the Company leases a plant in Florida to a third party which owns the reserves used by that plant.

             Through two subsidiaries, one of which, New York Trap
Rock Corporation, has a 1% interest and is in bankruptcy, Lone Star has a 50% interest in RMC LONESTAR, a California partnership, engaged in the production (in a plant leased from Lone Star), importation and sale of cement, and the production and sale of ready-mixed concrete, aggregates and building materials in California. This partnership interest is being transferred to Rosebud for disposition.

             Lone Star through subsidiaries not in bankruptcy has a 50% interest in Hawaiian Cement, a partnership which produces and sells cement, ready-mixed concrete and aggregates in Hawaii. This partnership interest is being transferred to Rosebud for disposition.

             Lone Star through a subsidiary in bankruptcy, Lone Star Cement Inc., has a 25% interest in Kosmos Cement Company, a partnership which produces cement at a plant in Kosmosdale, Kentucky and one in Pittsburgh, Pennsylvania and sells primarily in the states of Kentucky, Ohio, Indiana and Pennsylvania.

             The cement produced by the Company and its affiliates domestically is sold from their production and distribution facilities. Distribution facilities of the Company and its affiliates are operated in California (two locations), Florida (one location which has been leased to a third party) Hawaii (five locations), Illinois, Indiana (four locations), Kansas (two locations), Kentucky, Louisiana (two locations; one of which is not presently operating), Mississippi, Missouri, Ohio, Oklahoma (two locations; one of which is not presently operating), Tennessee (two locations), Texas (three locations), West Virginia (two locations) and Wisconsin. Marketing of cement is handled by sales organizations of the Company and its affiliates located at certain of their plants and terminals and at three sales offices in the United States.

             Pyrament cement is manufactured in a facility at Lone Star's Greencastle, Indiana cement plant.

             The major portion of the domestic cement shipped by the Company in 1993 was sold to third parties and the remainder was used in its own ready-mixed concrete and other operations. Of the total volume of cement shipped domestically by the Company and its affiliates in 1993, approximately 97% consisted of portland and oil-well cement.

             The principal raw materials used in the manufacture of cement are limestone or other calcareous materials, shale or clay, sand and gypsum. Owned reserves of calcareous materials are utilized by ten of the domestic cement plants. The reserves for the leased California plant are owned by the lessee; the reserves for the Hawaiian plant are leased from an unaffiliated entity; and there are no related reserves for the non-operating Louisiana plant. Lone Star estimates that available reserves are sufficient to permit operation of all such plants at 1993 levels of production for periods ranging upwards from a minimum of approximately twenty years. Information concerning the sale of specific limestone reserves located adjacent to certain of Lone Star's cement plants appears in Note 20 of Notes to Financial Statements contained in this Form 10-K. Such information is incorporated herein by reference. Adequate supplies of shale, clay and sand are owned, leased or available for purchase by the Company at all domestic locations. Gypsum is purchased generally under short-term contracts and is readily available in all areas of operation.

             The Company produces ready-mixed concrete at various locations in Illinois, Mississippi and Tennessee, and through joint ventures in Northern California and Hawaii.

             Certain of the joint venture agreements to which the Company or its subsidiaries are parties contain provisions permitting a partner to purchase a bankrupt partner's interest or terminating the partnership due to bankruptcy. No partner took such action and no joint venture has been dissolved due to the Reorganization Proceedings.

             F.  Construction Aggregates.

             The Company and certain of its affiliates produce construction aggregates (including sand, gravel, crushed stone and other stone products and special purpose industrial sands) principally in California (through a joint venture), Hawaii (through a joint venture), Illinois and New York in the United States; and in Canada. A construction aggregates site in Mississippi (50% owned by a subsidiary of the Company) is leased to a third party. Of the total volume of aggregates shipped domestically by the Company and its affiliates in 1993, approximately 16% was used in their ready-mixed concrete and concrete products operations, with the balance sold to others.

             The Company and certain of its affiliates own or lease reserves of aggregates sufficient, in Lone Star's opinion, to permit operations at 1993 levels of production for periods varying upwards from a minimum of approximately four years in the case of sand and gravel and 50 years in the case of stone. Lone Star anticipates that additional aggregate reserves will be acquired as necessary.

             G.  Environmental Matters.

             The Company is subject to the provisions of Federal, state and local laws, regulations and ordinances pertaining to the quality of the environment ("Environmental Regulations"). In addition, Environmental Regulations may change in the future so as to more stringently regulate companies such as Lone Star. Environmental Regulations not only affect Lone Star's ongoing operations but also can apply to closed facilities and formerly owned properties. The Company believes that any claims for environmental liabilities arising as a result of operations or actions on properties owned or leased by the Filed Companies prior to but not on or after the date of the commencement of the Reorganization Proceedings will be discharged pursuant to Bankruptcy Law. However, there can be no assurance that, if any such claims are made, those claims would not be enforceable against the Filed Companies or that the amounts thereof would not be material. Lone Star has an ongoing program of maintaining, updating and installing modern environmental control and monitoring equipment at many of its domestic locations. It is impossible to predict with accuracy the range of future costs for the Company's program of compliance with current or proposed Environmental Regulations, or the effect thereof on the Company; certain key Environmental Regulations, such as the Bevill Amendment to the Resource Conservation and Recovery Act which relates to environmental management of cement kiln dust, are currently under review and may be substantially changed.

             In order to save on fuel costs, the Company is blending and burning waste fuels at certain of its cement manufacturing plants and this process involves permitting and compliance with applicable Environmental Regulations. In 1993, various federal and state agencies instituted inquiries or administrative actions relating to the Company's hazardous waste fuel operations. In particular, state and federal authorities have instituted administrative actions with respect to hazardous waste fuel operations at the Greencastle, Indiana plant, as well as inquiries regarding that plant and hazardous waste fuel operations at the Cape Girardeau, Missouri plant. The Company has responded to the inquiries and is in the process of settling the administrative actions. While the Company believes it is in substantial compliance with Environmental Regulations applicable to its waste fuel operations, changes in those Regulations or in their interpretation by the relevant agencies or the courts (see discussion of District of Columbia Court of Appeals decision in
Note 32 of Notes to Financial Statements contained in this Form 10-
K) could effectively prohibit the use of waste fuels or make the cost of using them prohibitive, thus depriving the Company of the savings.

             The Company believes that its environmental program is generally equal to those of its domestic competitors and that its competitive position as to those competitors will not be adversely affected by compliance with regulations currently in effect. To the extent that foreign producers of cement do not have to meet the same environmental standards as domestic producers, the domestic producers, including Lone Star, are adversely affected by the need to comply with such regulations.

             For a discussion of Environmental Matters, see Item 7, Management's Discussion and Analysis of Financial Condition and
Results of Operations, and Note 32 of Notes to Financial Statements contained in this Form 10-K.

             H.  Employees.

             The Company and its subsidiaries had at year end 1993 approximately 1,600 domestic employees of whom approximately 1,150 were members of various labor unions. During 1993, Lone Star negotiated new three year labor agreements with the International Brotherhood of Boilermakers representing employees at the Company's Greencastle, Oglesby and Pryor cement plants and its Bonner Springs and Milwaukee cement terminals; with the United Paperworkers International Union representing employees at its Nazareth cement plant; and with the United Steelworkers of America representing employees at its Memphis cement terminal. The scheduled 1993 expiration of the labor agreement covering the employees at the Cape Girardeau cement plant was delayed while negotiations with the United Paperworkers continued through the year. Negotiations for a first time labor accord with the same union was initiated in 1993 with respect to the hourly employees of the Company's Cape Girardeau Alternate Fuels facility. New three-year contracts were signed during 1993 with the three unions (International Union of Operating Engineers, International Brotherhood of Teamsters and Laborers Union) representing the hourly employees of the Company's New York Trap Rock Corporation subsidiary. Lone Star's I.C. Materials, Inc. d/b/a Traver Supply subsidiary entered into a new labor agreement with the International Brotherhood of Teamsters with respect to its ready-mix operations in Decatur, Illinois. The Company's Canadian subsidiary, Construction Aggregates, Ltd., negotiated a three year agreement with the International Union of Operating Engineers for its organized employees in Nova Scotia. There were no labor disruptions at any of the Company's facilities during 1993.

             I.  Energy.

             The manufacture of cement is highly energy-intensive, with energy (principally in the form of kiln fuel and electricity for the grinding mills) accounting for approximately one-third of manufacturing costs. Approximately all of Lone Star's and its affiliates' present domestic productive capacity is located in plants with kilns primarily fueled by coal. Lone Star has utilized waste materials as fuel at certain of its cement plants and is actively exploring such usage at other plants. In this connection, see also paragraph G of this Item 1. The effect on the energy costs of the Company due to any energy tax as proposed by the President of the United States and as eventually enacted into law cannot be presently estimated.

             J.  Seasonality.

             As is true for the construction industry in general, the Company's various operations are materially affected by seasonal changes.

             K.  Competitive Conditions.

             Generally, conditions in the cement, ready-mixed concrete and construction aggregate industry are cyclical and highly price competitive. These products are marketed as commodities, with price the principal method of competition. To a lesser extent, other factors such as service, delivery time and proximity to the customer are important considerations. Because the Company and its affiliates sell in many areas of the country, the number of competitors differs from area to area. Competitors include domestic and foreign producers and importers. In early March, 1994, the Company, along with other cement companies, received a civil investigative demand from the Atlanta, Georgia Regional Office of the U.S. Department of Justice Antitrust Division. The investigation concerns possible violations of
Section 1 of the Sherman Antitrust Act (price fixing and market allocation) by cement sellers on a nationwide basis and seeks Company records relating to its cement business. The Company has a long-standing policy of complying with the letter and spirit of the antitrust laws and intends to fully cooperate with the investigation.

             The Company's operations are subject to fluctuations in governmental spending for highway construction, housing and other projects as well as fluctuations arising from general business conditions, increases or decreases in private housing construction, the tightening or easing of credit and other factors, including, in particular, the level of interest rates. While sales by the Company directly to federal, state and local government agencies are not significant, customers of the Company are engaged in government contract construction to an extent which cannot be determined by the Company but which is believed to be substantial.

             The Company is not dependant upon any single or group of customers for sales of its products. During 1993 no single customer accounted for as much as 10% of the Company's consolidated revenues.

ITEM 2.  PROPERTIES.

             The productive capacity and production of the Company's owned and leased cement plants, and the location and general character of the principal plants, quarries and other materially important physical properties of the Company and its joint ventures at December 31, 1993 are set forth below. Suitability and adequacy of reserves of cement raw materials and of aggregates are described in Item 1.E. Those properties or the Company's interest in them which are to be transferred to Rosebud for disposition are designated in this Item 2 by an asterisk. (See also Note 4 of Notes to Financial Statements of the Company contained in this Form 10-K).

  A.  Cement Plants.

                                                  Rated Year End 1993
                                                    Cement Capacity,
     Location                                     Thousands Of Tons+

*Santa Cruz, California (1).................                   875
 Miami, Florida (2).........................                 1,200
*Honolulu, Hawaii (3).......................                   278
 Oglesby, Illinois (4)......................                   600
 Greencastle, Indiana ......................                   750
 Kosmosdale, Kentucky (5)...................                   700
 New Orleans, Louisiana (6).................                   750
 Cape Girardeau, Missouri...................                 1,200
 Superior, Ohio (5).........................                   260
 Pryor, Oklahoma ...........................                   725
*Nazareth, Pennsylvania.....................                   658
 Pittsburgh, Pennsylvania(5)................                   360
 Maryneal, Texas............................                   520

(+) Rated capacity is higher than estimated practical capacity due to regular maintenance requirements, the impact of seasonal weather, changes in product mix and other factors. Portland cement production of these plants operated by Lone Star, its affiliates and subsidiaries in 1993 was approximately 7.9 million short tons.

             B.  Cement Distribution Terminals.

*Redwood City and Sacramento, California (7)
 Pensacola, Florida (leased to a third party until 1998)
*Hilo, Honolulu, Kahului, Kawaihae and Nawiliwili, Hawaii (3)
 Waukegan, Illinois (8)
 Indianapolis and Evansville (5), Elkhart and Fort Wayne, Indiana
 Kechi and Bonner Springs, Kansas
 Paducah, Kentucky
 New Orleans, Louisiana (6)
 Brandon, Mississippi
 St. Louis, Missouri
 Cincinnati, Ohio (5)
 Oklahoma City and Woodward (presently not operating), Oklahoma
 Memphis and Nashville, Tennessee
 Amarillo, Dallas and * Houston, Texas (10)
 Charleston and Fairmont, West Virginia (5)
 Milwaukee, Wisconsin

             C.  Cement Raw Materials Quarries and Reserves.

*Davenport, California (7)
*Oahu, Hawaii (3)
 Oglesby, Illinois (4)
 Greencastle, Indiana
 Kosmosdale, Kentucky (5)
 Cape Girardeau, Missouri
 Superior, Ohio (5)
 Pryor, Oklahoma
*Nazareth, Pennsylvania
 Maryneal, Texas
 Decker's Creek, West Virginia (5)

             D.  Aggregate Plants and Quarries.

*Clayton, Fresno, Felton, Lemon Cove, Marina, Pleasanton,
   Rancho Cordova, Sunol and Tracy, California (7)
*Puunene and Halawa, Hawaii (3)
 Spring Bay, Illinois
 Hernando, Mississippi (11)
 Clinton Point and West Nyack, New York
 Nova Scotia, Canada

             E.  Concrete Products Plants and Ready-Mixed Concrete
         Facilities.

*Fourteen plants in the San Francisco Bay Area, five plants in or near Sacramento, six plants in or near Modesto and plants in Fresno and Bakersfield, California (7)
 Bloomington, Danville, Decatur, Morton and Peoria, Illinois *Halawa, Makakilo, Puunene, Kihei, Honokawai and Waikoloa,
   Hawaii (3)
 Plants at nine locations in the area of Memphis, Tennessee

             F.  Concrete Block Plants.

 Danville and Decatur, Illinois

             G.  Prestressed Concrete Plants.

 Denver, Colorado (9)

             H.  Asphalt Plants.

*Tracy and Concord, California (7)
 Nova Scotia, Canada

             I.  Building Materials Plants.

*Marina, California (7)
 Bloomington, Danville and Decatur, Illinois

             J.  Building Materials Supply Yards.

*Berkeley and Sacramento, California (7)

______________

(1) The site of this plant is owned by RMC LONESTAR, a partnership in which the Company has a 50% interest, and the plant is leased to the partnership by Lone Star.
             The plant, the lease and the partnership interest are being transferred to Rosebud for disposition.

(2) The site of this plant was sold to a third party and the plant leased to that entity in 1988.

(3) Owned by Hawaiian Cement, a partnership, in which subsidiaries of Lone Star have a 50% interest. The partnership also owns a cement plant on the Island of Oahu, Hawaii which is used as a cement grinding facility when required. The partnership interest is being transferred to Rosebud for disposition.

(4)          Lone Star will grant to the Pension Benefit Guaranty
             Corporation a mortgage on the Oglesby plant to secure potential claims arising from any future termination of Lone Star pension plans.

(5) Owned by Kosmos Cement Company, a joint venture in which the Company has a 25% interest. The Superior plant is not presently operating. The Company will grant to the Pension Benefit Guaranty Corporation a security interest in the Company's interest in Kosmos Cement Company to secure potential claims arising from any future termination of Lone Star pension plans.

(6) The cement plant is not presently operating but the facility is operating as a terminal.

(7) Owned and operated by RMC LONESTAR, a partnership in which the Company has a 50% interest. The partnership interest is being transferred to Rosebud for disposition.

(8) The land on which the facility is located is leased from a third party and subleased to another party pursuant to a sublease expiring December 31, 1994.

(9)          Leased to Rocla Concrete Tie, Inc. until at least June
             30, 1994.

(10) Houston terminal is owned by Lone Star-Falcon, a joint venture in which Lone Star has a 50% interest. Leased to a third party. The partnership interest is being transferred to Rosebud for disposition.

(11) This property is jointly owned 50-50 as tenants in common with an individual and is leased to a third party for a term that could extend until March 1999.

             The Company and its affiliates own, except as noted above, all of their cement plants. The cement terminals are owned or leased. If any such leases should not be renewed, the Company does not anticipate any difficulty in obtaining satisfactory alternative distribution facilities.

             The Company and its affiliates either own or lease their aggregate plant sites and quarries, or have purchased the aggregate minerals in place. In each case, subject to lease termination dates, they have the right to continue mining operations until the deposit is no longer suitable for commercial exploitation.

             The ready-mixed concrete plants of the Company and its affiliates are located on owned sites or sites held under leases with varying terms. No difficulty is anticipated in renewing leases as they expire or finding satisfactory alternative plant sites.

             The Company and its affiliates lease executive offices in Stamford, Connecticut, and own or lease offices in Pleasanton, California; Honolulu, Hawaii; Indianapolis, Indiana; and West Nyack, New York. The Company and its affiliates also own or lease other offices in the United States.

ITEM 3.  LEGAL PROCEEDINGS.

             The Company is involved in a number of pending legal proceedings, the more significant of which are discussed in this Item; Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; Item 10, Directors and Executive Officers of the Registrant; and Notes 32 and 33 of Notes to Financial Statements of the Company contained in this Form 10-K. No other material legal proceedings are known by the Company to be contemplated by governmental authorities against it.

Reorganization Proceedings

             These proceedings in the United States Bankruptcy Court for the Southern District of New York are entitled "In re: New York Trap Rock Corporation, Lone Star Industries, Inc. et al., Debtors" Chapter 11 Case Nos. 90B21276 - 21286, 21334 and 21335. The
Company's Plan of Reorganization was approved by the Bankruptcy Court on February 17, 1994 and is expected to become effective on March 29, 1994. See Item 1.B, Bankruptcy Reorganization Proceedings, Notes to Financial Statements of the Company, particularly Note 1, Item 1B, Business - Bankruptcy Reorganization Proceedings, particularly the discussion of the Proposed Plan, and
Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, contained in this Form 10-K.

Other Legal Proceedings

             Pursuant to a court-approved sale, Lone Star sold at auction the stock of its wholly-owned Argentine subsidiary, Compania Argentina de Cemento Portland, S.A. ("CACP"), which owned a 50% interest in the stock of an Argentine cement producer, Cemento San Martin, S.A. ("CSM"), and a 96.7% interest in the stock of a Uruguayan crushed stone producer, Canteras de Riachuelo, S.A. ("Riachuelo"), to Loma Negra Compania Industrial Argentina S.A. ("Loma Negra") for $38 million. Subsequent to this sale, Lone Star learned that defendant Compania Naviera Perez Companc, S.A.C.F.I.M.F.A. ("Perez Companc"), the corporate parent of defendant Inversora Patagonica, S.A. ("Patagonica"), the owner of the remaining 50% interest in CSM, which had previously submitted a bid to purchase the CACP stock for $36 million, had secretly entered into an agreement with defendant Loma Negra, pursuant to which Perez Companc had agreed to sell its 50% interest in CSM to Loma Negra for $55 million and drop out of the bidding. As a result, Lone Star filed an action in the Bankruptcy Court on November 20, 1992. Lone Star alleges that this collusive conduct and fraudulent concealment of this conduct from the Bankruptcy Court and Lone Star allowed Loma Negra to purchase the CACP stock for $38 million, $17 million less than it paid Perez Companc for an equivalent amount of CSM stock. Lone Star also alleges that Patagonica breached the by-laws of CSM by failing to provide its partner, CACP, the opportunity to purchase Patagonica's 50% interest in CSM prior to consummating the sale of its interest in CSM to Loma Negra. In addition, Lone Star alleges that Loma Negra and Perez Companc tortiously interfered with and induced Patagonica to breach the CSM by-laws. Lone Star is seeking $17 million in compensatory damages, or, in the alternative, avoidance of the sale and $10 million in punitive damages. Motions filed by both parties were heard by the Bankruptcy Court on May 20, 1993. On June 7, 1993, the Bankruptcy Court rendered a written decision resolving this lawsuit against Lone Star and in favor of the defendants on all grounds.

             Lone Star appealed this decision to the U.S. District Court. In a memorandum order dated November 16, 1993 and judgments entered November 17, 1993, the U.S. District Court for the Southern District of New York affirmed the Bankruptcy Court's order. Lone Star has appealed this decision to the United States Court of Appeals for the Second Circuit. The parties were unable to reach a resolution of this matter at a pretrial settlement conference. The argument of the appeal could be heard as early as the week of April 4, 1994.

             The right to any recovery in this action will be transferred to Rosebud.

             In 1992 Lone Star commenced an investigation as to whether transfers of its property to certain third parties prior to filing for reorganization on December 10, 1990 may be of a type which are recoverable or voidable as preferential transfers under applicable law. In December 1992 Lone Star and a number of these third parties stipulated and agreed that Lone Star should forego commencing actions with respect to such transfers and that the running of any applicable statute of limitations for claims and/or causes of action by Lone Star not having lapsed prior to December 10, 1992 should be tolled to and including June 10, 1994. This date was extended to May 31, 1994 by agreement. Lone Star filed five actions in the Bankruptcy Court in December, 1992 and one action in June 1993 to preserve its rights against those third parties which did not enter into stipulations and agreements. Thereafter, Lone Star has entered into agreements with the parties in these six actions tolling any action until June 30, 1994. The trial dates for these actions have been adjourned to April 1994.

             The right to any recovery in these actions will be transferred to Rosebud. Consequently, Rosebud will make a determination as to whether or not to press the claims for return of the property.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

             During 1993 no matters were submitted to Security
Holders other than votes on the Debtors Plan of Reorganization and the Alternative Plan of Reorganization. For further information concerning such votes see Item 1.B of this Form 10-K.

EXECUTIVE OFFICERS OF THE REGISTRANT.

             The names and ages of the executive officers of Lone
Star, the positions and offices with Lone Star held by each and the periods during which each has served as an executive officer are as follows:

                                                           Has Held Executive
Name (Age)                          Office                       Office Since


David W. Wallace (70)        Chairman of the Board           January 17, 1991
                              and Chief Executive
                              Officer


William M. Troutman (53)     President and                      April 27, 1983
                              Chief Operating Officer


John J. Martin (62)           Senior Vice President,             July 31, 1979
                               General Counsel and
                                Secretary


Roger J. Campbell (57)        Vice President -                 January 2, 1986
                               Cement Operations


James T. Cleven (53)          Vice President, Manage-          January 5, 1982
                                ment Information Systems


Pasquale P. Diccianni (52)    Vice President -                  March 16, 1988
                                Cement Sales and
                                Aggregate Operations


Gerald F. Hyde, Jr. (51)      Vice President - Personnel          May 19, 1983
                                and Labor Relations


Michael W. Puckett (49)       Vice President -                    May 15, 1985
                                Cement Sales and
                                Concrete Operations


William E. Roberts (54)       Vice President, Chief             March 16, 1988
                               Financial Officer and
                               Controller


             All of the executive officers of Lone Star were elected at the annual meeting of the Board of Directors in May 1993. Their terms of office continue until the next annual meeting of the Board of Directors and until their successors shall have been elected and qualified. All of the executive officers has been employed by Lone Star as an officer or in an executive capacity for more than five years.

                                   PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
                 STOCKHOLDER MATTERS.

             At March 1, 1994 there were 7,401 record holders of Lone Star common stock. Upon the Effective Date the shares of these holders will be cancelled and new shares of common stock issued to them in accordance with the terms of the Plan of Reorganization.

             The other information called for by this Item appears under the caption "Dividends and Stock Market Prices" in Item 7 of this Form 10-K.